Claritev Corporation
7900 Tysons One Place, Suite 400
McLean, Virginia 22102
August 15, 2025

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Nicholas Nalbantian

Re:        Claritev Corporation
Registration Statement on Form S-3
Filed August 7, 2025
(Commission File No. 333-289361)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Claritev Corporation hereby requests that the Registration Statement referred to above be declared effective on August 19, 2025 at 4:30 p.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ Kent Bartholomew

By:        Kent Bartholomew
            Associate General Counsel and Corporate Secretary

cc:        Travis S. Dalton
Chief Executive Officer
Robert J. Endicott
Brian K. Feezel
Bryan Cave Leighton Paisner LLP